

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, New York 10065

      Re: Ascendant Digital Acquisition Corp.
          Registration Statement on Form S-4
          Filed March 25, 2021
          File No. 333-254720

Dear Mr. Gerhard:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 25, 2021

Cover Page

1.   We note that Monument & Cathedral is expected to beneficially own between approximately 37% and 43% of BSG PubCo's common stock after the business combination. Please revise the cover page to disclose this beneficial ownership and note the significant control Monument & Cathedral will have over BSG PubCo. Additionally, please add a risk factor discussing material risks to you or your shareholders resulting from Monument & Cathedral's significant ownership interest.

Questions and Answers for Shareholders of ADAC, page vii

2.   Please include a Q&A explaining the purpose, benefits and detriments of your "Up-C" structure to you, the BSG Members and public shareholders. For example, describe the

economic and voting rights of BSG PubCo's dual class structure, disclose the voting and economic ownership interests of the various securityholder groups, describe your role as managing member of BSG LLC and note that this will give you control over the affairs and decision-making of BSG LLC.

Q. What will BSG stockholders receive in consideration of the transactions contemplated by the Business Combination Agreement?, page x

3.   We note your statement that "[t]he Cash Consideration will be equal to $374,000,000 and no less than $0." To provide context for this wide range, provide explanatory language indicating that BSG stockholder redemptions will be the primary determining factor in how much cash will be received. Also, discuss the effects on the company and its stockholders if more cash than equity consideration is used to pay the total consideration amount. Lastly, while we note your disclosure on page 167 presenting the breakdown of equity and cash consideration assuming no redemptions or maximum redemptions scenarios, consider presenting additional scenarios along with their calculations.

Q. What equity stake will current ADAC shareholders and BSG Stockholders...?, page x

4.   Please revise this table to separately disclose the percentage ownership of Monument & Cathedral.

Q. How has the announcement of the Business Combination affected the trading price of the ADAC Class A ordinary Shares?, page xi

5.   Please revise to include the current trading prices of the securities so that investors can evaluate the impact the announcement of the Business Combination has had on the trading price of their securities.

Q. What are the U.S. federal income tax consequences of the Domestication?, page xiv

6.   Revise your response to begin with a definitive statement as to whether investors are likely to experience a taxable event as a result of the Domestication. The remaining narrative can serve to explain your conclusion.

Q. What happens to the funds deposited in the trust account after consummation of the Business Combination?, page xvii

7.   It appears that your disclosure indicating $200,001,752 remains in the trust account is a typographical error. We note your disclosure on page 1 indicating that as of December 31, 2020, $414,209,593 remained in the trust account.

Summary of the Proxy Statement/Prospectus, page 1

8.   On page 14 you note that Monument & Cathedral controls both BSG LLC and BSG PubCo through its rights to nominate the majority of the members of the board of directors. Please revise, where appropriate, to briefly summarize these nomination rights

and clarify whether these nomination rights are based on a contractual agreement. If these rights are based on a contractual agreement, please summarize this agreement in the related party section and file this agreement as an exhibit.

Quorum and Vote of ADAC Shareholders, page 8

9. You disclose here that the Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented, including the business combination proposal. Please clarify whether other ADAC shareholders have entered into agreements to vote in favor of the proposals and, if so, disclose any such agreements. Additionally, after factoring in the shares subject to voting agreements, please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of ADAC's outstanding shares voted; and (ii) only a quorum of ADAC shares are present.

The Tax Receivable Agreement will require BSG PubCo to make cash payments to the BSG Members..., page 44

10. Please revise to make clear that any substantial payments made to the BSG Members under the Tax Receivable Agreement will not be made to any of the ADAC securityholders (who are not also current limited partners in the BSG LLC).

Risk Factors
The provisions of the Proposed Charter requiring exclusive forum..., page 69

11. This risk factor states that the proposed charter will provide that the U.S. federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. It also states that the Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act. Please revise to reconcile this apparent discrepancy.

ADAC's Board of Directors' Reasons for the Approval of the Business Combination
Certain Projected Financial Information, page 115

12. You disclose certain projections that BSG LLC management provided to the ADAC board, including projected billings, adjusted EBITDA, revenue cash flow conversion, paid subscribers and ARPU. Please revise to also disclose the material estimates and assumptions underlying these projections.

U.S. Federal Income Tax Considerations, page 151

13. We note that you intend to structure the domestication as a reorganization within the meaning of Section 368 of the Tax Code. As a result, you intend for the domestication to be a non-taxable event for U.S. holders of ADAC securities, subject to the other issues (e.g., PFIC status) that could result in a taxable event for U.S. holders of ADAC securities. Revise to make clear that your conclusion as to tax treatment under Section 368 of the Tax Code is based upon your opinion of tax counsel.

Unaudited Pro Forma Condensed Consolidated Financial Information
Description of the Business Combination, page 166

14.   We note the second table on page 167 only reflects post transaction shareholdings in BSG PubCo giving effect to maximum and no redemption scenarios. Disclose the ratio of the change in the hypothetical numbers of shares to be issued to BSG Members reflecting partial redemptions of ADAC shares as might hypothetically occur.

15.   We note that the Tax Receivable Agreement (TRA) will provide for the payment by BSG PubCo to BSG Members of 85% of the net cash savings that BSG PubCo actually realizes or is deemed to realize in certain circumstances in periods after the planned combination/recapitalization. Please disclose in detail your anticipated accounting for the TRA and advise us. Your response should address, but not necessarily be limited to, the following:

   • the initial accounting for any tax agreement liability recorded in connection with the reorganization transaction;

   • the accounting for any exchanges subsequent to the reorganization transaction; and

   • the subsequent accounting for any changes to previously recorded liabilities, including i) adjustments to valuation allowances associated with the underlying tax assets and ii) other changes that impact the amount of net cash savings realized by BSG PubCo.

   Reference the specific authoritative literature that supports your accounting.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 170

16.   In light of the material transactions that will impact BSG LLC, please present the BSG balance sheet on a pro forma basis under the two scenarios prior to giving effect to the merger with ADAC so that the balance sheet of the entity for which the ADAC shareholders are considering investing in is transparent. In separate pro forma adjustment columns following the BSG LLC historical balance sheet, it appears at a minimum you should make adjustments to give effect to:

   • the cash consideration of $178 million paid to the Sellers and related to the Class A units of BSG LLC;

   • the distribution by BSG LLC to be made to the Sellers immediately prior to the recapitalization, in accordance with BSG LLC's existing operating agreement, of all cash and cash equivalents of Beacon Street Group as of such time;

   • the liability, and the related deferred tax asset, associated with the Tax Receivable Agreement and related to the expected payment by the Company to the Sellers of

85% of the U.S. federal, state, and local income tax savings to be realized by the Company;

- the shares of BSG PubCo Class B common stock to be issued to the former Class A unit holders of BSG LLC;

- the purchase of certain Class B Units from the Sellers for cash consideration of $196.3 million or $13.1 million;

- additional compensation expense of $935.0 million recorded in accumulated deficit;

- the issuance of shares of BSG PubCo Class B common stock to the former holders of Class B Units;

- cash consideration of $11.8 million paid to the Sellers and related to the Class A units of BSG LLC;

- the allocation of net assets to the non-controlling interests; and

- the allocation of accumulated losses of BSG LLC reclassified into retained earnings.

The pro forma adjustment columns should be followed by a subtotal columns to present the BSG balance sheet information on a pro forma basis.

17. We note your pro forma consolidated condensed balance sheet reflects material non-controlling interest within stockholders' equity, primarily due to retained interests by the Sellers. We also note that holders of BSG PubCo Class B common stock may in the future redeem such common units for cash. Tell us your consideration of whether amounts involved should be classified outside of permanent equity in accordance with ASC 480-10-S99-3.

Unaudited Pro Forma Condensed Consolidated Financial Information
Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 173

18. Please disclose in sufficient detail, and provide us, your calculations in support for pro forma adjustment (ff) reflecting net loss attributable to non-controlling interest. Tell us the amounts estimated to be attributable to non-controlling interests in post recapitalization BSG LLC and to any other entities.

19. We note that pro forma adjustment (n)1 addresses the purchase of Class B Units from Sellers for cash in the amount of $196.3 subject to availability of cash at closing. Please disclose how this will be determined and present it as a separate pro forma adjustment. Similarly revise adjustment (t)1.

20. We note from pro forma adjustments (g), (k), (n)1, and (p), that the Sellers will receive

approximately $500 million. It also appears the amounts estimated for the TRA liability and related tax assets are directly related to the number of ADAC common stockholders who chose to redeem their shares, as well as the amounts to be paid in cash to Sellers for Class B Units. Please disclose why and how the amounts estimated for the TRA liability and related tax assets appear to be dependent upon the amount of ADAC cash paid to certain shareholders of BSG LLC Class B unitholders and advise us.

Information About Beacon Street Group, page 191

21.   On page 194, you disclose that Beacon Street Group's revenue for fiscal 2018-2020. Please revise to give equal or greater prominence to your net loss or net income for each of these periods.

Non-GAAP Financial Measures
Adjusted CFFO / Adjusted CFFO Margin, page 217

22.   We note that current holders of Class B Units can expect to receive future distributions based upon their post-transaction converted BSG LLC holdings under the Tax Receivable Agreement. In light of this, tell us why you believe it is appropriate to add back profit distribution to Class B Unitholders accounted for as stock-based compensation that was paid in cash to Class B Unitholders in your calculation of Adjusted CFFO and Adjusted CFFO Margin.

Beacon Street Group's Management's Discussion and Analysis
Results of Operation, page 222

23.   Please expand your discussion of results of operations to quantify and to clarify the impact on revenues and expense of recent business acquisitions and internal growth on your reported results. Discuss known trends related to acquisitions and internal growth.

Liquidity and Capital Resources
General, page 226

24.   We note that Beacon Street Group expects payment obligations under the Tax Receivable Agreement (TRA) to be significant. Please add disclosure addressing how you intend to fund required payments and the extent to which BSG PubCo will be dependent on BSG LLC in this regard. Address the extent to which you may rely on proceeds obtained from Ascendant Digital Acquisition Corp. to fund your TRA obligations. Explain the potential negative impact of these payouts; and, to the extent practical, quantify the impact the TRA will have on your liquidity, including reduction in your cash flows.

25.   We further note from pages 44 and 45 that early termination of the Tax Receivable Agreement would result in acceleration of amounts due. Please expand your discussion of liquidity to address and, to the extent practical, quantify the impact of such early termination on your future liquidity and capital resources.

Beneficial Ownership of Securities, page 243

26.   Please revise to include here or in a separate table the pre-business combination beneficial ownership of Beacon Street Group, LLC.

27.   Please revise this section to include a discussion of the voting and economic rights of BSG PubCo's Class A and Class B common stock.

28.   Please revise footnote 9 to the beneficial ownership table to disclose the natural person(s) with voting or dispositive power over the shares held by Monument & Cathedral.

12. Stock-Based Compensation
Class B Units, page F-26

29.   Please disclose in reasonable detail how your stock-based compensation was determined in each reporting period. Disclose the option pricing model employed to determine the fair value of the Class B units. Also disclose all material underlying assumptions and estimates.

Ascendant Digital Acquisition Corp.
Note 2. Summary of Significant Accounting Policies
Basis of presentation, page F-41

30.   Where material, tell us what information and footnotes required by GAAP are not included and explain for us why omission of such disclosures is appropriate.

Exhibits

31.   Please file the form of proxy with your next amendment.

General

32.   Please revise to add diagrams depicting the pre-combination organizational structure of both Ascendant Digital Acquisition Corp. and Beacon Street Group, LLC and the post-combination organizational structure of the combined company. Ensure that these diagrams clearly identify the economic and voting power percentages of the different securityholder groups, such as the Sponsor, the BSG Members and the Ascendant Digital Acquisition Corp. public stockholders.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Elliott Smith, Esq.